                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  SCHEDULE TO

           TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                AMENDMENT NO. 1

                                   AROC INC.
--------------------------------------------------------------------------------
                      (Name of Subject Company (issuer))

                                   AROC INC.
                               MPAC ENERGY, LLC
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                (Names of Filing Persons, issuer and offeror))

                   Common Stock - $0.001 par value per share
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                        (Title of Class of Securities)

                                   02932810
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                     (CUSIP Number of Class of Securities)

                             Francis M. Munchinski
     AROC Inc.; 4200 East Skelly Drive, Suite 1000; Tulsa, Oklahoma 74135
                                (918) 491-1100
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          (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
                                  COPIES TO:

                                 Karen Bryant
                          Jenkens and Gilchrist, P.C.
                          1100 Louisiana, Suite 1800
                               Houston, TX 77002

                           CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
      Transaction valuation*                              Amount of filing fee
             $2,294,003                                        $458.80
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   *For purposes of calculating the amount of filing fee only.  The amount assumes the purchase of 38,233,383 shares of common stock, par value $0.001 per share, of AROC Inc. at a price per share of $0.06. Such number of shares represents 55,278,837 shares of AROC's shares of common stock outstanding as of March 1, 2001, less 17,045,454 shares beneficially held by MPAC Energy, LLC.

[X] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

       Amount Previously Paid:      $458.80
                                    ------------------------
       Form or Registration No.:    Schedule TO
                                    ------------------------
       Filing Party:                AROC INC.
                                    ------------------------
       Date Filed:                  5/14/2001
                                    ------------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

   [ ] third-party tender offer subject to rule 14(d)-1.
   [X] issuer tender offer subject to rule 13e-4.
   [X] going-private transaction subject to Rule 13e-3.
   [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                             INTRODUCTORY STATEMENT

   This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on May 14, 2001, relating to our offer to purchase shares of our common stock, par value $0.001 per share.

ITEM 4.  TERMS OF THE TRANSACTION.

The information set forth under "The Tender Offer" in the Offer to Purchase is incorporated herein by reference.

ITEM 7.  PURPOSES, ALTERNATIVE, REASONS AND EFFECTS.

   The information set forth under "Material Federal Income Tax Consequences" in the Offer to Purchase is hereby amended and supplemented to include the information set forth in the letter to foreign stockholders, which is attached to this Schedule TO as Exhibit 4.9 and incorporated herein by reference.

ITEM 12.  EXHIBITS.

4.1  Offer to Purchase.+

4.2  Letter of Transmittal.+

4.3  Notice of Guaranteed Delivery.+

4.4  Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.+

4.5 Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and other Nominees.+

4.6  Letter to Shareholders from the Company.+

4.7 Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.+

4.8 Instructions with Respect to the Offer to Purchase for Cash Any and All Outstanding Shares of AROC Inc.+

4.9  Letter to Foreign Stockholders.*

5.1 Opinion of Randall & Dewey, Inc. relating to the fair market value of AROC's assets dated April 16, 2001 (included as Appendix A to the Offer to Purchase, which is attached to this Schedule TO as Exhibit 4.1, and incorporated by reference).+

*  Filed herewith
+  Previously filed

                                   SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 15, 2001                 AROC Inc.



                                    By: /s/ FRANCIS M. MUNCHINSKI
                                       --------------------------------
                                         Francis M. Munchinski
                                         Vice President-Law and
                                         General Counsel


                                    MPAC Energy, LLC



                                    By: /s/ ROBERT L. ZORICH
                                       -------------------------------
                                         Robert L. Zorich
                                         President
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                                 EXHIBIT INDEX



EXHIBIT  EXHIBIT NAME
-------  ------------

4.1    Offer to Purchase.+

4.2    Letter of Transmittal.+

4.3    Notice of Guaranteed Delivery.+

4.4    Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.+

4.5 Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies, and other Nominees.+

4.6    Letter to Shareholders from the Company.+

4.7 Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.+

4.8 Instructions with Respect to the Offer to Purchase for Cash Any and All Outstanding Shares of AROC Inc.+

4.9    Letter to Foreign Holders.*

5.1 Opinion of Randall & Dewey, Inc. relating to the fair market value of AROC's assets dated April 16, 2001 (included as Appendix A to the Offer to Purchase, which is attached to this Schedule TO as Exhibit 4.1, and incorporated by reference).+

*  Filed herewith
+  Previously filed
                                   **********